UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2008

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

On December 15, 2008, O2Micro International Limited (the “Company”) announced that it has requested the U.S. International Trade Commission (“ITC”) to commence an investigation pursuant to section 337 of the Tariff Act of 1930, as amended, 19 U.S.C. § 1337(a)(1)(B)(i) (“section 337”), and to remedy the unlawful importation into the United States, the sale for importation, and/or the sale within the United States after importation by the owner, importer, or consignee, of articles covered by valid and enforceable United States patents owned by the Company.

The Company alleges that Monolithic Power Systems Inc., Microsemi Corporation, ASUSTeK Computer Inc., ASUSTeK Computer International America, LG Electronics, LG Electronics U.S.A., LG Display Co, Ltd., LG Display America, Inc., BenQ Corporation and BenQ America Corp. have engaged in unfair acts in violation of section 337 through the unlicensed importation, sale for importation and/or sale after importation of certain cold cathode fluorescent lamp inverter circuits with MPS or Microsemi inverter controllers and products containing the same covered by the Company’s patents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

December 15, 2008	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer